Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Benson Hill CEO Matt Crisp on Plant-Based Meat Ingredient Breeding
The Modern Acre Podcast

PARTICIPANTS Tim Nuss – The Modern Acre Tyler Nuss – The Modern Acre Matt Crisp – CEO, Co-Founder, Benson Hill

Tim Nuss

Hey, guys, you're listening to episode 185 of The Modern Acre. This week we are talking to the co-founder and CEO of Benson Hill. Benson Hill is part of the plant-based movement and industry. And they're focused on the seed breeding genetic side of the equation, working with farmers but food companies as well. And so, we really get into that side of the plant-based industry.

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You're listening to The Modern Acre podcast. Every week, you’ll hear from the entrepreneurs, innovators, and leaders that are changing the food and agricultural industry on and off the farm. Your hosts are Tim and Tyler Nuss. They are brothers, fifth generation farmers, and entrepreneurs who have scaled tech startups, developed international supply chains, and built brands. The Modern Acre is ag built different.

Tim Nuss

So, Ty, it's been a couple weeks since we last did Parenting Corners. Just wanted to check in and see how things were going. I know you have a lot going on with the house remodel, two girls under the age of three. You're just a busy guy. What's the latest over there?

Tyler Nuss

Well, I would say that the last week has probably been one of the most exhausting weeks of fatherhood. We decided to finally pull the trigger and potty train my oldest daughter, who is two and a half, going on three. And so, we took the whole last weekend to just stay at home and try to do potty training in three days situation, just kind of rip the Band-Aid, so to speak.

And basically, you just sit at home and you stare at your daughter and make sure she doesn't have accidents and gently guide her and encourage her in the direction of the potty. And it is the most exhausting, worst way to spend a weekend, because you're stuck inside and there is no relaxation. It is just on watch, on call the whole time, so I'm pretty exhausted.

And then we just decided life was not busy enough, that we wanted to also do swim lessons around the same time. The swim lessons, for what it's worth, we had to book out six months in advance. It's this guru guy that gets your kid water safe in two weeks, and it's foolproof. Otherwise, you get your money back. So, we did that as well. So, we were potty training, but then we were also taking her up to North County San Diego once a day for two weeks to do this swim training.

And all in all, she's crushed it, been awesome. There's been a few accidents. I have had to clean up number two in some areas that I would really prefer not to. It's all part of the job, Tim. I'm really looking forward to you experiencing this soon.

Tim Nuss

Wow, Ty, it sounds like you've got a lot going on there. I would have recommended waiting to do the potty training until football season hits so at least you can watch college football on Saturday, pro on Sunday. You've got to wait for the season to start. I think that would have been a good call. So, I think I'm going to take that approach with baby girl when she's ready for that.

Tyler Nuss

Or you'll be distracted by the football and she will go in her diaper or in her underwear.

Tim Nuss

Yes, that's probably high likelihood.

Tyler Nuss

Rookie mistake. What about you? What's going on as you prepare for the baby?

Tim Nuss

Prepping for baby, so knocking out some projects in the nursery, getting the monitor all set up, got the crib built. Everything's pretty much ready to go there. I did a soft drive by the hospital on Friday afternoon, so just to kind of check out the route to the hospital, check out where the parking situation is going to be. So, I'm getting pretty dialed in.

The most recent one, though, has been kind of prepping and understanding how to introduce a dog to a baby. So, there's a couple good Instagram follows that we've been tracking, listening to some podcasts. But I think Whiskey will be good meeting her little sister here in a couple--in a few weeks.

Tyler Nuss

Totally. No, Whiskey has done great around our little girl, so that's kind of her first pass at it, but I think she'll be great with the baby. But, oh, man, Tim, I'm excited for you. It's going to be fun.

Well, guys, excited to get into this episode. We are talking to Matt Crisp, and Matt is a former venture capitalist turned founder and has been growing Benson Hill to be really one of the companies that are a little bit more behind-the-scenes of the plant-based movement. They're focused on really developing ingredients for the plant-based movement that are sustainably made and real foods.

I think we mention this in the podcast, but Tim and I have talked about some of our concerns with the plant-based movement. The three that come to mind, one is taste. Can it be--can it deliver a equal or superior product? Two is the ingredients, having clean ingredients, or is it made up of subpar ingredients? And three, which ties into number two, is just the amount of processing that's required, right?

And so, we really dig into that a bit on this podcast, which I think is really interesting. And it makes me just more bullish on the plant-based industry. If we can figure out some of these ingredient side problems and challenges, then I think there's a lot bigger opportunity, in my opinion.

Tim Nuss

Yes, it's a really fun conversation with Matt. We get into the background of the SPAC deal that they did several months back and also into their business model, which is really interesting, kind of a two-sided model, working both with the farmers as customers and also with CPG and plant-based companies as customers on the other side, so really interesting go to market and platform that they're developing. It's a super good episode, so let's get into it.

Tyler Nuss

Hi, Matt. Welcome to the show. Great to have you here.

Matt Crisp

Yes. Thank you guys for having me.

Tyler Nuss

Yes, we're super excited to talk to you and about your work with Benson Hill. But before we do, we were chatting a little bit earlier about the industry and segment is that you're focused on, which is plant-based, and some recent updated projections, kind of forecasting where they see this space the next few years. Maybe talk to us a little bit about that.

Matt Crisp

Yes, sure. So, I've seen three alerts in the last week where we've got this astronomical growth rate in the plant-based category. And this has been published for plant-based, plant-based meat and dairy alternatives, general market research around the trajectory, the arc of growth. And I've seen three alerts in the last week around new market research that's getting published saying that, perhaps advanced faster by the pandemic, but that we're actually looking at a rate of adoption in this category even higher than the projections that have been put out over the last 12 to 24 months.

So, any industry that's growing at a rate already of between 25% and 40% CAGR, and now these projections are coming out saying that in the next five to 10 years it's going to go even faster than that, it's kind of jaw-dropping when you think about it. And I wonder if we really truly appreciate how fast this trend is moving.

Tim Nuss

Totally. No, I think that's really interesting that you mention that, and obviously very important for you and your company about those trends. And I think it's something that we're following closely. And there seems just like there's a ton of players and there's a new plant-based company every week, it seems like, that is coming to market.

And so, we're really excited to get your opinion and perspective on the industry, especially because you're playing a little different role in the value chain, which I think is interesting. So, take us back to the beginning, maybe a little bit of your background and what ultimately led you to Benson Hill.

Matt Crisp

Yes, sure. So, I spent the first part of my career in venture capital and investing principally in the life sciences arena. I'm a generalist, so I don't come from food and agriculture. I really fell in love with it about 10 years ago, primarily because I had this unique opportunity to see lots of different innovations across a lot of different companies using a lot of different enabling tech, but mostly for human healthcare.

And when you toggle over to food and ag and you start to look around for people leveraging the same types of approaches, it's actually--it's disheartening to see the lack of innovation. I think embracing biology and using computational approaches and human intelligence and the convergence of those two to advance the food system is something that has sort of been behind the heavy closed doors of very few companies focused on very few crops for a long, long time. And that's engendered this commodity system, which is incredibly scalable.

And we're really great, best in the world, at producing cheap calories, but it impressed upon me that there was an opportunity to build an organization that could focus on some of the challenges that would be good for our planet and ultimately good for the consumer as well that weren't in the focal region of some of these really big guys, and so in 2012 cofounded Benson Hill.

We're based in here St. Louis in the Midwest. And we've grown from a scrappy group of a handful of people to 350 people, and have raised over a quarter billion dollars over the last nine years and built an organization that's integrated, that's very much centered around technology and technology innovation. Our technology platform, which we call CropOS, short for Crop Operating System, but that's dedicated really to advancing seed and improving seed, making the seed in our crops that are from the beginning such that we can improve the food and ingredients that come from those crops.

And when I say improve, it's for those reasons. It's to make them more environmentally sustainable and able to produce in a more resilient manner, given what's going on climate change wise, but also to impart societal benefit, to deliver more nutrient density, better taste and flavor, of course overarching sustainability, but really importantly as well, more affordability.

Tyler Nuss

Well, what an awesome journey. I read a blog post that you had penned recently, kind of making the analogy of selling the pickaxes and shovels within the plant-based movement and kind of the gold rush that's happening, which I thought was super interesting, and wondered if you can maybe just dig a little deeper there and talk a little bit more about your business model of who are your customers. Are you working with farmers directly or working and collaborating with actually plant-based CPG brands? Maybe talk us through that a little bit.

Matt Crisp

Yes, sure. Sure thing. So, it's really the two you mentioned, and you hit it really well. It's a bit of a two-sided business model, right? When I say we're an integrated organization, we're really linking these interests of growers with the interests of the consumer. And while we're a B2B company and we're working, partnering with farmers to produce a crop in an identity preserved manner, where we maintain that crop harvest, the integrity of the crop and the ultimate products that are coming from it, but we're moving that through the value chain in an identity preserved manner so that we actually sell the ingredients or the food to the CPGs or the food system innovators, ingredient companies, the retailers.

And in doing so, we're linking these interests. I think we're, as a company, set on delivering benefit to both sides of the equation, bringing value to both sides of the equation. But it's all enabled by the natural genetic diversity of plants, right? If we can harness this natural genetic diversity, if we can make seed better from the beginning, we could work with growers and give them a product that doesn't just produce great yield, but it also produces premium attributes. It has traits in it that the consumer values.

And when that happens and we do do the heavy lifting of bringing it to our customers, those food companies and others who, by the way, might look at what we're providing them as an as good or better solution than what they can get elsewhere, oh, but by the way, it's more sustainable and it's more affordable, and we can lift up both sides of this equation and still have a healthy margin in between, that's the excitement of what we do. But it really is built off of technology and using nature and the diversity it's provided us.

Tyler Nuss

I think it's super, super interesting and I love what you guys are doing. It's interesting that--I think the knocks on plant-based are maybe that--two of the bigger knocks, right, one is on maybe taste, right, like getting to the right form, whether it's meat or otherwise, of the consistency, flavor, taste. And then two is the ingredient base, right? Are you using natural ingredients? Are you using ingredients that are good for you, right? And I think you guys are actually hitting on both these and doing it in a more sustainable manner. By improving the ingredients, I think you can hit up both of those "issues."

Matt Crisp

Yes. Yes. I can hit on both of those for a minute longer here too. When you think about taste, right, why does it not taste as good? Well, it's usually because the base protein ingredient that went into that thing came out of the commodity system. I don't know if you ever had yellow pea protein, but if you do, I'm sorry. It's beyond terrible. So, what you have to do to make that yellow pea protein palatable? You've got to add a lot of stuff to it. Well, actually first, you've got to process the heck out of it, right?

Tyler Nuss

Yes, that was the other thing I was going to mention is the processing as well, which I think you're addressing too.

Matt Crisp

Exactly. Exactly. So, you've got to add a lot of junk to it, maybe sodium or whatever, and that's why these labels on a lot of these products are quite long. But they don't have to be, right? Those flavors are coming from the crop.

The genotype and the environment in which it was produced is the reason why it tastes the way it tastes. And so, if we can go back to the beginning and we can eliminate, breed for some of the better tasting material, which has not been a focal point for obvious reasons in the past because we've been breeding for yield to put stuff into a commodity system, then we can solve.

Okay. Now, to get to the other point, like you said, less processed, but it's also more of what you said a minute ago, more whole. So, we talk a lot about, in society, whole foods. In fact, we have a big grocery, Whole Foods, right? And so, I think we as consumers have become more informed and smarter that whole foods are better for you, but we don't often talk about whole ingredients.

And I think that's a whole different thing. It's an important thing. And so, it's same exact procedure, right? Go back to the natural genetic diversity of the plant. Look at the opportunity space that's there using technology. Breed for something that has the profile of what you want at the endgame so that you don't have to process the heck out of it, right?

So, if I can enrich the protein content in a soybean upstream, then I don't have to run it through these intensive processing steps that, by the way, are super energy and water intensive and expensive. I don't have to do as much of that in order to get a base protein ingredient that I can then go and make into a plant-based meat alternative, for instance.

Tyler Nuss

No, I love the model and the two-sided approach of really tying a premium input with the premium output and getting growers a differentiated channel to sell that product. When you're in a commodity market, it's very hard to differentiate. And by the having better inputs and being able to offer that, it gives farmers more flexibility to go capture higher revenue for the crops they're growing. So, I love that about your model.

Matt, a lot of our audience is big in the ag news. And you made news a couple months back about going public via SPAC. So, wondering if you could just talk us through the background there and your decision to go public.

Matt Crisp

Yes, sure. So, it was actually 18 months or so ago. It would have been late 2019. And we at the board had a conversation about whether the public markets might make sense for Benson Hill in time. And we agreed that they indeed may, even put in place a group to take a look at, as we called it at the time I believe, a pre-public market readiness, right, so looking at the sequence of steps that we would need to undertake administratively and otherwise to prepare ourselves, which that's a long list, right, and it takes not months but usually years of lead time.

And we began to put some resources against that. And then in the middle of last year, it was pretty bumpy, obviously, 2020 and it, I think in part, led to this opening up of the SPAC market. We began to evaluate late last year again was this the right time. Does this pose an opportunity for us to execute on another financing event? This is following our Series D we did last year as a $150 million round. Would a potential public market entry via SPAC be the right next to move to form capital and actually accelerate our growth?

And in the fourth quarter last year, we got some really good data and some results, and that really, I think, helped solidify our decision that indeed let's do this. There seems to be an opportunity. Going public via a SPAC creates additional degrees of certainty around timing, around valuation, around capital. And frankly, I think it helped management--helps management get back to running the business, which we really need to do, right?

So, we undertook a process early this year. We had a lot of options and partners to go public with, and ultimately chose to partner with Star Peak Corp. II, traded now under STPC. And this has been a great partnership. We've been able to align with a group that's very much focused on sustainability, has the same set of values and what we as an organization believe needs to be introduced to advance the food system. And the process has gone smoothly. It's been a little bit bumpy in the markets, but it's gone smoothly.

We had an oversubscribed upsized pipe to $225 million to augment $400 million in trust. And we're in dialogue with the SEC now, in fact just filed our most recent S-4 amendment a couple days ago. So, we feel like we're on the downhill slope and still project to close this quarter and to be publicly traded on the NYSE under the ticker BHIL here in the next few weeks. So, it's exciting. It's really exciting.

Tyler Nuss

Yes, that's really exciting times. And it totally makes sense, right, how you're thinking about it. And the SPAC, sometimes it gets some heat, but I think ultimately it's a really good vehicle for companies in specific situations. And I think it makes a ton of sense, so cool to see that.

Matt, I wanted to pivot a little bit and dig in a little bit more about the business and the technology that you're building and the products that you're building. Maybe talk us through some of the challenges that you've faced really growing and scaling the business.

Matt Crisp

There is this phrase I reheard recently, and it's sort of like each--the gist of it is that each time you triple as a business, things break. And I don't know if break is the right way to put it. I think that was someone's--the words that someone used to describe a similar phenomenon.

But you think about it like this. You go from three people to 10 people, and 10 people to 30 people, and 30 to roughly 100, right, and now 300, right? So, we've just sort of crossed that chasm again. And I would say that that's a really good indicator of where there is friction in a company's growth. It's really--a business that is 30 people, everybody can know everything that's going on, right? It's super, super engaging, super collaborative. Everyone truly does know everyone and knows about what's going on.

You get to 100 people and now you've got more structure in place. Things are a little less flat. You get to hundreds of people, you've got systems and processes that are enabling you to scale. And those are challenges that I've seen in other businesses I've worked with in my past, and we at Benson Hill aren't immune to those.

What I would tell you is that culture reigns. People who have been here for five, six, seven years who are able to be leaders, no matter at what level they are in the organization, to new folks who come in and help instill upon them a set of values that allows us to be real, one of our three core values, right, and to engage with one another in a manner that doesn't threaten folks, that gives people the license to fail, that allows us to learn and succeed together, these have been the undercurrent that have allowed us, I think, to successfully execute against a lot of milestones.

And I'd tell you right now, as a business, I get asked a lot what keeps me up at night. And the number one thing that's being underwritten in this IPO we're undertaking right now and our business plans that we've published is execution. Our products that are in the market right now, we're really excited about. We've got over $100 million of revenue. We're running a business. We're operating, but we've got to scale, and scaling requires execution.

So, we've left behind a lot of the technical risk as it relates to our current plan. And today, it's just about getting stuff done. When you say that, a synonymous word is talent. It's people. And so again, it's sort of points back for me to culture and to working with great, very smart people who are collaborative and engaging and who appreciate the degree at which we're advancing.

Tyler Nuss

Those are some super good insights. I really like the point about kind of dealing with hypergrowth and scaling up a company over a short amount of time, and how you've managed that.

Well, Matt, we'd love to get your perspective. You've been at this close to a decade now. Maybe talk to us about what you've found to be most surprising or unexpected about this journey in the plant-based world.

Matt Crisp

Yes. So, what I would tell you, coming from the outside, I'm an outsider to food and ag. Like I said, I didn't grow up on a farm. I didn't spend the first part of my career in this category. I'm endeared to this category. I'm in love with what we're doing and why we're doing it.

But a surprise is the degree to which I continue to see silos in this space, the degree to which we have incentivized scale, and I think forgotten at some level or never learned in the first place how to link up the stakeholders in the system that can, when collaborating with one another, actually have mutual gain.

So, think seed companies to the farmer to the grain handler or processor, an ingredient company, a food company, a retailer. This is a value chain where there is three or four different languages almost that seems like they're spoken. And so, we use terms, I think, and this is in an opportunistic and more optimistic manner, like de-commoditization. Sometimes we use terms like niche and specialty. And what I think we've got to do is we've got to get over the idea that niche and specialty don't mean that it's going to be a thorn in my side if I'm a farmer.

Farmers are speaking with us and are incredibly sophisticated, forward thinking, and they're not scared of the opportunity that something today might not be tens of millions of acres. It might be tens of thousands of acres, but it's soon going to be hundreds of thousands and millions of acres. And those acres are going to be more profitable than what we've seen in the rearview mirror, and that creates a magnificent approach and a de-commoditized system to unite, and I'm generalizing, the farmer with the consumer interest and to sort of punch through these thick walls that have existed between the various silos in the system today. I've been surprised seeing that coming in, but I'm really optimistic about where we're headed.

Tyler Nuss

I love that term of the de-commoditize. I think that's great. I think it's--Tim and I talk a lot about it on the podcast and think it's really important.

Matt, I wanted to kind of wrap up this section focusing in on the farmer and kind of that relationship. Could you speak a little bit more to what that relationship or dynamic looks like currently? Are you working with producers that are growing these seeds? And maybe you can talk through, in addition to that, kind of like the post-processing?

Matt Crisp

We are. We execute programs with our farmer partners. Last year in soybean, we announced 30,000 acres. It was for the 2020 crop. This year, we just announced 70,000 acres of production, which beat our goal. Our goal was to double from 30,000 to 60,000. So, we're about 33% of our goal, really proud of the team for that.

And then working with those growers isn't just about production. It's about engagement and partnership. So, we also just announced just last week our food system innovator program, FSI program, where there is an elite group of growers that we are very deeply engaged with on the data side and where we're swapping information. We're collaborating with them on new program design. We're effectively trying to build the foundation for scalable, more profitable outcomes for a wider base of growers where they're, in many respects, advisers and mentors to us, and we are collaborating and creating I think synergy and designing outcomes that should, over time, get farmers excited about advancing the food system, and are.

So, that's a couple layers about how we're engaging those farmers. Once you look past the farm gain in processing and downstream, I would tell you that because we are linked to these folks, because we're in dialogue with customers and we're learning as well from them about what product specifications they want, what the consumer movements are or trends, maybe fads that maybe in the future lead to trends, we're linking those data and insights back as well into our technology platform, our breeding programs.

So, we're looking at new--this is a regular recurring theme, always new varieties, new approaches to how we can develop better products and then, again, bringing those information back to growers, helping them help us test them and determine exactly how we might scale together. So, it is indeed two-sided, but what I want to emphasize is that the relationship is not unilateral. It's really designed to be bilateral, and I'm excited about working with these folks.

Tim Nuss

Yes, I love that initiative. And the collaboration with the farmer, of really getting the buy-in and being on the journey together I think is super important as you ramp things up. And we're excited to see how you continue to grow over the next year or so. We'll have to check back in in a year and see how things are moving along.

Matt Crisp

Yes, I hope you guys do. It'll be fun. We should keep this up.

Tim Nuss

Definitely. Well, Matt, we're doing to switch gears here to a section we call Quick Takes. What ag product or service is needed but doesn't yet exist?

Matt Crisp

Oh, that's a good one. I think we need--this is a shameless plug for this FSI program in a way. We've got to figure out a way to pay the grower for quality, period. If we can design a--we can call it a product or a service, but a system where we can pay the grower for quality, it will lead to win-win outcomes.

Tyler Nuss

What ag product or service isn't needed but is still being pushed?

Matt Crisp

I might suggest that the precision ag hype is on a downward slope, maybe to come upward later, but we've sort of done a hype cycle there. And when you engage with growers and they are telling me that they just got their 20th pitch for a precision ag system this season, I could firmly say that this is probably overbaked.

Tyler Nuss

What's something you've changed your mind about recently?

Matt Crisp

I work pretty hard. I usually stay up quite late and get up fairly early. And until somewhat recently I, I don't think, appreciated the degree to which sleep and quality of sleep has an effect on output. And I say this on a Friday afternoon, right, as I'm reeling from the week I just had and not that much sleep.

But I'd say that, if you'd asked me five years ago or even two or three years ago, how much sleep I'd had, I would probably give you an answer that's 20% to 40% less than what I get today, and I saw no problem whatsoever with that. And now I look at that and go, "That was foolish." I think we all probably, most humans at least that I know, need to invest more in getting high quality and plenty of sleep.

Tim Nuss

That's a great one. What are you spending too much money on right now?

Matt Crisp

I'm going to zoom out, guys, and think more societally for a sec. I think we just spend too much money on healthcare. We have this stat that we put on our website recently. I'll share it with you. It's we spend more in the United States of America here, okay, on diet related illness only, diet related chronic illness only, than we do on all food that we eat combined. And, I mean, that's just--that's, like, shocking.

So, it's a little maybe not personal to me, but just generally speaking, we spend way too much money on diet related chronic disease. And I hope that in time we'll have a hand in helping that.

Tim Nuss

That's a wild stat.

Matt Crisp

It is. It's mind boggling.

Tim Nuss

What are you not spending enough on?

Matt Crisp

I'm going to give you a business answer on this one. If I had another slug of $10 million in my annual budget, I'd put it towards data. CropOS is like a machine that consumes data and creates information that we can action. And we spend a massive amount of money on data every year, and the arc of data is scaling rapidly. But I always say we could spend more on data.

Tim Nuss

Matt, as we finish out this section, would love to get what you think is your hottest take in the food and ag industry.

Matt Crisp

I'm kind of going back to a point I made earlier, where you look at the research that this plant-based category is growing faster than we might have even thought, and the market projections are actually being ratcheted upward, but I want to say what we sometimes get a little bit caught up in is thinking that plant-based works against--or in an absolute manner cannibalizes the, no pun intended, animal protein category.

Animal protein and, for that matter, all protein is still growing at a really rapid clip globally. You're talking about an emergent middle class in a lot of countries where the middle class is larger than two or three of the United States' entire populations, okay? So, the demand for protein, generally and purely, totally is increasing. And if you think about 5%, 10%, 25% of that total global meat market, animal meat market, becoming plant-based meat or plant-based alternatives, it doesn’t even mean, even at that degree of penetrants, that those animal protein markets aren't growing as well.

So, I'm pointing out a couple different things here. But protein generally speaking, the quality of protein, what it does for our total global health, it's not a battle between one side of an aisle and another. We've got to embrace the fact that we can advance and lift up both sides of this.

Tim Nuss

Yes, I think those are super good points.

Well, Matt, this has been a ton of fun. And as we wrap up here, how can our listeners get in touch and connect with you and Benson Hill?

Matt Crisp

Well, Bensonhill.com, of course. You can follow us on Twitter. We're on LinkedIn. We do a fair job posting up some updates on the company. For the famers out there, Bensonhillfarmers.com. We love to get engaged with likeminded, progressive farmers who are also interested in being a part of our ecosystem. So, eager to engage with all of our stakeholders through any of these means.

Tim Nuss

Matt, thanks so much for being with us, appreciate it.

Matt Crisp

Yes. Thank you, guys. It's been a ton of fun. Have a great one.

Tyler Nuss

So, Tim, what'd you think?

Tim Nuss

That was a really fun conversation with Matt. I enjoyed getting his background, perspective, and really how he founded Benson Hill. They've been around for coming up on a decade now, so he's been involved in this space for quite a while. And I just really like their unique business model and kind of the parallel of selling pick axes and shovels and this movement that is the plant-based movement, and I think a really interesting way to build a business with a growth area like plant-based. And we talk about regenerative a lot, and there's a lot of momentum around carbon markets and just kind of looking at where you can carve out a unique niche in those different emerging categories.

Tyler Nuss

Absolutely. I remember we talked to a company a while back that was supplying lights and technology to vertical farming companies, so kind of same concept. Really being the core technology behind a booming industry I think could be very lucrative and a smart business to be in. So, it was awesome to see what they're doing and the direction that they're headed, and it will be exciting to follow them along.

Guys, really appreciate you listening. Thank you so much for choosing The Modern Acre to get some information, some news on the ag industry, to learn about how businesses are being developed. We really appreciate that you turn to us, and it means a lot to us. And make sure that you are subscribed. Leave a rating and review if you're enjoying the podcast, and we'll talk to you next week.

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation
Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.